FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.   0001102913

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, December 11, 2003, Series 2003-13   333-105982

Name of Person Filing the Document
(If Other than the Registrant)



04005822

PROCESSED

JAN 22 2004

THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 11, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By:_____
Name:
Title: Jule J. Keen
                      EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ALOANID	BORHFICO	PROPTYP	LNTYPE	GRADE	PREPAYT	CALCHTEIL	TLV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANINDDATE	ORIGBAL	SCHEDBA	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINT	CARFREQ

LOANID	BORRFICO	PROPTYP	LNTYPE	GRADE	PREPAYT	CALCRTELTV	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPANINDDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRIBLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	PRFREQ

ALOANID	BORIFICO	PROPTYP	LNTYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANINDQATE	ORIGBAL	SCHEDBAL	PURPOSE	OCC	INDEX	NRADATE	NPADATE	MARGIN	RATE	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLMCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTCP	RFREQ

ALOANID	BORRTC	PROPTYP	UNITTYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPMNDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	UPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERNTC	ARFREQ

ALOANID	BORIFICX	PROPTYP	UNTYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATE	RATE	FPDATE	MIDATE	ORIGPANDDATE	ORIGBAL	SCHEDBA	PURPOSE	OWNOCC	INDEX	NRADDATE	NPADATE	MARGIN	MINRATE	MAXDATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	APRFREQ

LOANID BORRFICO PROPTYP UNTTYPE GRADE PREPAYT CALCRTE LTV CLTV ORIGRATRATE FPDATE MTDATE ORIGPANINDDATE ORIGBAL SCHEDBAL PURPOSE OWNOCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRI BULKCODE PREPAYG GROUP PMI ATERM OTERM FRACAP PERINT CAPFREQ

ALOANID | BORRFICO | PROPTYP | UNTYPE | GRADE | PREPAYT | CALCRTE | ILTV | CLTV | ORIGRATE | RATE | FPDATE | MTDATE | ORIGPANI | NODDATE | ORIGBAL | SCHEDBAL | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALESPR | BULNCODE | PREPAYC | GROUP | PMI | ATERM | OTERM | FRACAP | PERINTC | RFFREQ

ALOANID	BORRTFICO	PROPTYP	UNTYPE	GRADE	PREPAYT	CALCRTELTV	CLTV	ORIGRATIRATE	FPDATE	MTDATE	ORIGPANNDDATE	ORIGBAL	SCHEDRABA	PURPOSE	OWNEROCC	INDEX	NRADATE	INPADATE	MARGIN	MINRATE	MAXRATEDOC	ORIGDATE	APPVAL	SALESPRIBLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTCAP	RAFREQ

LOANID	BORRFICO	PROPTYP	UNITYPE	GRADE	PREPAY	CALCRTE	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANDDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNER	OCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPR	BUYDWNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTCAP	RFREQ

ALOANID	BORRFICO	PROPTYP	UNITTYPE	GRADE	PREPAYT	CALCHTB	ILTV	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPAYM	NDATE	ORGBAL	SCHEDBA	PURPOSE	OWNOCC	INDEX	NRADATE	NPJDATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLINCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	AFREQ

ALOANID	BORRFICO	PROPTYP	PLUNTYPE	GRADE	PREPAYT	CALCRTEITV	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPANINDDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PM	ATERM	OTERM	FRACAP	PERINTC	RFREQ

VLOAND | BORRFICO | PROPTYPE | UNTYPE | GRADE | PREPAYT | CALCRETLTV | CLTV | ORIGRATE | RATE | FPDATE | MTDATE | ORIGPRINBAL | ORIGPANDDATE | ORIGBAL | SCHEDBAL | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALESPRI | BUJACODE | PREPAYC | GROUP | PMI | ATERM | OTERM | FRACAP | PERMTC | PREPC

ALOANID	BOTHRCC	PROPTYP	UNTYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPANINDDATE	ORIGBAL	SCHEDBA	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FNACAP	PERINTC	ARFREQ

ALOANID BORTFICO PROPTYP UNITTYPE GRADE PREPAYT CALCTERM CLTV LTV ORIGRATRATE FDATE MTDATE ORIGPANNDDATE ORIGBAL SCHEDBAA PURPOSE OWNOCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRI BLNCODE PREPAYC GROUP PMI ATERM OTERM FRACAP PERINTC RFREQ

ALOANID	BORFICO	PROPTYP	LNTYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPMNDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERMTC	RFRED

LOANID	BORRFICO	PROPTYP	UNITTYPE	GRADE	PREPAYT	CALCRET	LTV	CLTV	ORIGRATRATE	PPDATE	MTDATE	ORIGPAYMNT	ORIGPAYDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	NPDATE	MARGIN	MINRATE	RATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRIB	LNJCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	RFREQ

ALOANID BORFIICX PROPTYP LNTYPE GRADE PREPAYT CALCFIELTV CLTV ORIGRATRATE FPDATE MTDATE ORIGPANINDATE ORIGINAL SCHEDBAA PURPOSE OWNOCC INDEX NRADATE HPDATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPR PBLNCODE PREPAYC GROUP PMI ATERM OTERM FRACAP PERITC ARFREQ

ALOANID BORRFICO PROPTYP UNTYPE GRADE PREPAYT CALCRETLTV CLTV ORIGRATI RATE FPDATE MTDATE ORIGPANN DDATE ORIGBAL SCHEDBA PURPOSE OWNOCC OCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRI BLNCODE PREPAYC GROUP PMI ATERM OTERM FRACAP PERINTC RFREQ

ALOANID	BORRFICO	PROPTYP	LNTYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATRATE	PDATE	MTDATE	ORIGPANINDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLMCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	FRFREQ

41

ALOANID	BORRFICO	PROPTYP	UNITTYPE	GRADE	PREPAYT	CALCHGTEU	CLTV	ORIGRATIRATE	FPDATE	MIDATE	ORIGPANINDDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWN/OCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATEDOC	MAXRATE	ORIGDATE	APPVAL	SALESPRIBL	NCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FICACAP	PERINTCR	RFEQ

ALOANID	BORR	TCR	PROPTYP	LNTYPE	GRADE	PREPAYT	CALCRATE	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGP/AMNDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	MAXRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	RFREQ

ALOANID	BORHFICC	PROPTYP	UNITYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPANMDATE	ORIGBAL	SCHEDBA	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRB	LNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	RFREQ

ALOANID BORFICO PROPTYP UNTYPE GRADE PREPAYT CALCRTELTV CLTV ORIGRATRATE FPDATE MTDATE ORIGPANNDDATE ORIGBAL SCHEDBA PURPOSE OWNOCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRIBLNCODE PREPAYC GROUP PMI ATERM OTERM FIXCAP PERINTCAP RFREQ

ALOANID BORTFICO PROPTYP LNTYPE GRADE PREPAYT CALCRET LTV CLTV ORIGRATRATE FPDATE MTDATE ORIGPANINDDATE ORIGBAL SCHEDBA PURPOSE OWNOCC INDEX NPADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESP RUBLNCODE PREPAYC GROUP PMI ATERM OTERM FRACAP PERINTC CRFREQ

ALOANID	BORRFICO	PROPTYPE	UNTYPE	GRADE	PREPAYT	CALCHTERM	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPANNDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLKNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTCAP	RFREQ

ALOANID	BORRID	PROPTYP	UNTYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRAT	RATE	PDATE	MTDATE	ORIGPMNDDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	NPDATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRIB	LNCODE	PREPAYC	GROUP	PM	ATERM	OTERM	FRACAP	PERINTC	ARFREQ

ALOANID BORFICO PROPTYP UNTTYPE GRADE PREPAYT CALCRT ELTV CLTV ORIGRATRATE FPDATE MTDATE ORIGPANIND DATE ORIGBAL SCHEDBA PURPOSE OWNOCC OWNOCC INDEX NRADATE NPDATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRI BLNCODE PREPAYC GROUP PMI ATERM OTERM FRACAP PERINTC RFREQ

ALOANID	BORRFICO	PROPTYP	UNITYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATE	RATE	PDATE	MTDATE	ORIGPMIN	PDATE	ORIGBAL	SCHEDBA	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPR	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	ARFREQ

ALOANID	BORFICO	PROPTYP	UNTYPE	GRADE	PREPAYT	CALCRTE	LTV	CLTV	ORIGRATE	RATE	PPDATE	MTDATE	ORIGPANNDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NXADATE	NPDATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLMCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FFACAP	PERINTCAP	FREQ

ALOANID	BORTFICO	PROPTYP	UNTTYPE	GRADE	PREPAYT	CALCRTELTV	CLTV	ORIGRATI	RATE	FPDATE	MTDATE	ORIGPAI	NDDATE	ORIGBAL	SCHEDBA	PURPOSE	DWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BUNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTCAP	RFREQ

ALOANID BORFICO PROPTYP UNTYPE GRADE PREPAYT CALCRTE LTV CLTV ORIGRATE RATE FPDATE MTDATE ORGPANINDATE ORGBAL SCHEDBA PURPOSE OWNOCC INDEX NRMADATE NPDATE MARGIN MINRATE MAXRATE DOC ORGDATE APPVAL SALESPRI BLNCODE PREPAYC GROUP PMI ATERM OTERM FRACAP PERINCAP RFREQ

ALOANID BORFICO PROPTYP LNTYPE GRADE PREPAYT CALCRTELTV CLTV ORIGRATE RATE FPDATE MTDATE ORIGPANIN DDATE ORIGBAL SCHEDBA PURPOSE OWNOCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRI BLNCODE PREPAYC GROUP PMI ATERM OTERM FRACAP PERINTC RREQ

ALOANID	BORRFICA	PROPTYP	UNITYPE	GRADE	PREPAYT	CALCRTELTV	CLTV	ORIGRATRATE	FPDATE	MTDATE	ORIGPAIND	DATE	ORIGBAL	ORIGBAL	SCHEDRA	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTCA	RFREQ

ALOANID	BORR	FICO	PROPTYP	UNTYPE	GRADE	PREPAYT	CALCRTE	BLTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANINDDATE	ORIGBAL	SCHEDBA	PAPURCHASE	OWN	OCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRI	BLNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTC	RFREQ